02045306

PE
6/30/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

International Thunderbird Gaming Corporation

RECEIVED
JUL 05 2002
164

16885 West Bernardo Dr., Suite 100, San Diego, CA 92127
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☑ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-2244.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Thunderbird Gaming Corporation
(Registrant)

Date: June 30, 2002

Jack R Mitchell

Jack R. Mitchell, President & CEO

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE **June 12, 2002**

Contact: Albert Atallah
Phone: (858) 451-3637
e-mail: info@thunderbirdgaming.com

BOARD OF DIRECTORS AND OFFICERS RETRACT RESIGNATIONS

International Thunderbird Gaming Corporation (TSX – INB) announces the following update concerning the Company's operations:

On June 4, 2002 the company was informed of a "dissident proxy battle" that was planned on being filed by a group of shareholders. The dissidents requested board and officer resignations to avoid legal action. Resignations were offered. After learning more about the difficulties of the foreign operations and that no management would support them, the dissidents determined not to file. Jack R. Mitchell, Albert W. Atallah, and Dave Michelson have retracted their resignations submitted to the company in their positions as Directors. The directors for the company believe it is in the best interest of the company and its shareholders that the company proceed on the basis of a duly constituted board of directors comprised of Jack R. Mitchell, Albert W. Atallah, and Dave Michelson. Jack R. Mitchell (President and CEO), Albert W. Atallah (General Counsel and COO), and Clay Hardin (Vice President) have also retracted their respective resignations as officers. The company will proceed in holding its annual general meeting on June 20, 2002, at 16885 W. Bernardo Drive, Suite 100, San Diego, California 92127.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

16885 West Bernardo Drive, Suite 100, San Diego, California, USA 92127
Phone: (858) 451-3637 Fax: (858) 451-1169
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

Thunderbird

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

Investor Relations: 1-858-451-3637
info@thunderbirdgaming.com

2002 FIRST QUARTER REPORT

for the three months ended March 31, 2002

16885 West Bernardo Drive, Suite 100, San Diego, CA, USA 92127
Phone: (858) 451-3637 Fax: (858) 451-1169
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

MESSAGE TO OUR SHAREHOLDERS ON 2002 FIRST QUARTER RESULTS

International Thunderbird Gaming Corporation (TSE – INB) announces its financial results for the first quarter ended March 31, 2002. All figures are in US dollars.

Revenues for the first quarter of 2002 from continuing operations were $4.5 million, an increase of 12.4% over 2001 revenues from continuing operations of $4.0 million for the same period. Net income for the period was $50 thousand compared to a loss in 2001 of $449 thousand for the same period. The income for the current period included a gain from equity in associated companies of $25 thousand. The breakdown of this $25 thousand is as follows: Venezuela Q1 contribution $101 thousand and Mexico Q1 consumption $ 76 thousand. The 2001 loss for the same period included a loss from equity in associated companies of $117 thousand. The breakdown of this $117 thousand was as follows: Matamoros Q1 contribution $54 thousand, Nuevo Laredo Q1 consumption $68 thousand and Venezuela Q1 consumption $ 103 thousand. General and Administrative expenses increased 3.4% from $1.7 million in Q1 2001 to $1.75 million in Q1 2002. The earnings per share were nil in Q1 2002 compared to a loss per share of $0.02 for the same period in 2001. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1 million compared to $481 thousand for the same period in 2001.

In Panama, revenues continued to grow as the Company completed an expansion of its casino at the Hotel Soloy, adding 70 machines and 200 square meters of floor space. Table revenues have remained stable and management has been successful in its objective to increase market share in slot revenue. To do so, the Company has purchased and installed a GSI on line accounting and player tracking system throughout its four casinos. In June, the Company plans to begin an expansion of its casino in the Hotel El Panama, adding 35 table positions, 100 slot machines, an entertainment facility and 800 square meters of floor space. The completion of this project is projected to be in November of 2002.

In Guatemala, the Company has completed an arbitration proceeding claiming ILAC owes the Company approximately $620,000. In addition, the proceeding includes a claim that Thunderbird's contract should be extended past the 5-year contract date (October 1997) because operations did not commence until February 1998. The Company is confident that the arbitrator will render a fair reward. The Company believes the results of the arbitration will have an effect on the renewal of the contract. The Company expects a decision from the arbitrator within the next 30 days.

In Nicaragua, the Company continues to pursue the merger with Hopewell Ltd. The merger is dependent on Thunderbird closing on the financing contemplated for the merger, if completed the merger will allow the expansion of the current facilities, which are constrained by space during peak periods. The merger will be completed or be abandoned within the next 30 days.

In Venezuela, the Company continues to be concerned over recent economic and political issues. Fiesta Casino-Guayana has shown a reduction of projected revenue in April and May 2002 from the revenue in January-March, 2002. The Company continues to monitor the situation to determine the effect of Venezuela's recent economic and political problems on the operation.

In Mexico, the Company filed a "Notice of Intent To File a NAFTA Claim" on March 21, 2002 claiming significant damages and must wait 90 days to file the actual NAFTA claim as required under the NAFTA rules of procedure. The 90-day period allows the parties an opportunity to settle the matter. Management believes this litigation will be protracted because of past and continued stonewalling by the Mexican government. After filing the claim, the arbitration is expected to take approximately a year. Another Mexican skill game operator continues to operate without any hindrance from the Mexican government.

In California, the Company continues to pursue claims against two California tribes and collection of several receivables stemming from discontinued operations. Management is confident there will be material recoveries, but is unable to predict the size.

The Company has accomplished most of its short term goals to cut expenses, slow development, and stabilize operations. These trends will be continued with further cost cutting, focus on profitability and building the balance sheet. Legal recoveries will affect the overall situation in a positive way, if they are significant. Overall, the management is cautiously optimistic for the rest of the year's outlook.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

A. ***Selected Consolidated Financial Information***. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended March 31, 2002.

The selected financial data should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

For the quarter ended March 31:	2002	2001
Revenue	4,450	$3,959
Net earnings (loss)	50	(449)
Earnings (loss) per share basis and fully		
Diluted	0.00	(0.02)

As at:	March 31, 2002	December 31, 2001
End of period working capital deficiency:	$ 3,468	$ 3,081
Total assets:	13,635	13,799
Long term debt (1):	4,045	4,296
Total liabilities:	12,576	12,766
Share capital (2):	21,094	21,089
Foreign exchange adjustment:	(440)	(411)
Deficit:	(19,595)	(19,645)

(1) Excludes the current portion of the long-term debt.
(2) The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

B. ***Comparison of Results of Operations:***

Revenues for the 1st Quarter of 2002 from continuing operations were $4.5 million, an increase of 12.4% over 2001 revenues from continuing operations of $4.0 million for the same period.

Net income for the period was $50 thousand compared to a loss in 2001 of $449 thousand for the same period. The income for the current period included a gain from equity in associated companies of $25 thousand. The breakdown of this $25 thousand is as follows: Venezuela Q1 contribution $101 thousand and Mexico Q1 consumption $76 thousand. The 2001 loss for the same period included a loss from equity in associated companies of $117 thousand. The breakdown of this $117 thousand loss was as follows: Matamoros Q1 contribution $54 thousand, Nuevo Laredo Q1 consumption $68 thousand and Venezuela Q1 consumption $103 thousand. General and Administrative expenses increased 3.4% from $1.7 million in Q1 2001 to $1.75 million in Q1 2002.

In Q1 2002 the Company incurred a total of $303 thousand in income taxes compared with $381 thousand for the same period in 2001.

The earnings per share was nil in Q1 of 2002 compared to a loss per share of $0.02 for the same period in 2001.

In Q1 2002, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1 million compared to $481 thousand for the same period in 2001.

The working capital deficiency of $3.1 million at December 31, 2001 has increased to $3.5 million at March 31, 2002. The increase in the deficiency is due, in part, to the acquisition of an on line accounting and player tracking system by Thunderbird Panama and the expansion of the casino at the Soloy Hotel in Panama City. Total debts of the Company, including working capital deficiency, capital lease obligations, loans payable, and future income taxes, have increased from $8.2 million at December 31, 2001 to $8.5 million at March 31, 2002.

C. *Effect of Recent Developments on Operations*

1. **Nicaragua Merger**. The Company continues to pursue the merger with Hopewell Ltd. The merger is dependent on Thunderbird closing on the financing contemplated for the merger, if completed the merger will allow the expansion of current facilities, which are constrained by space during peak periods. The merger will be completed or be abandoned within the next 30 days.

2. **Guatemala**. The Company has completed an arbitration proceeding claiming ILAC owes the Company approximately $620,000. In addition, the proceeding includes a claim that Thunderbird's contract should be extended past the 5 year contract date (October, 1997) because operations did not commence until February 1998. The Company is confident that the arbitrator will render a fair award. Management believes the results of the arbitration will have an effect on the renewal of the contract. A favorable award will enhance the probability of the contract extension.

3. **Venezuela**. The Company is concerned over the recent political issues in Venezuela. Fiesta Casino-Guayana has shown a reduction of projected revenue in April 2002 from the revenue in January-March, 2002. The Company will continue to monitor the situation to determine the effect of Venezuela's recent political problems on the operation.

4. **Mexico**. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a "Notice of Intent To File a NAFTA Claim" on March 21, 2002 claiming significant damages and must wait 90 days to file the actual NAFTA claim as required under the NAFTA rules of procedure. The 90-day period allows the parties an opportunity to settle the matter. Management believes this litigation will be protracted because of past and continued stonewalling by the Mexican government. After filing the claim, the arbitration is expected to take approximately a year. Another Mexican skill game operator continues to operate without any hindrance from the Mexican government.

5. **Recovery of Disposition of Discontinued Operations**. The Company continues to pursue claims against two California tribes and collection of several receivables stemming from discontinued operations. Management is confident there will be material recoveries, but is unable to predict the size.

D. *Capital Resources and Liquidity*. Cash provided by operations increased $623,000 for the quarter ended March 31, 2002 from $296,000 for the quarter ended March 31, 2001. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos, Guatemalan revenue sharing arrangements, Nicaragua and its equity investment in Venezuela. The cash and cash equivalents decreased from $1,494,000 at December 31, 2001 to $1,008,000 at March 31, 2002. The Company's working capital deficiency increased to $3,648,000 at March 31, 2002 compared to $3,081,000 at December 31, 2001. Total long-term debt and capital lease obligations at March 31, 2002 were $5,820,000, this has decreased from $6,125,000 at December 31, 2001.

The Company raised $5,000 during the quarter ended March 31, 2002 by way of issuance of shares on exercise of options.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable and recoverable. The Company currently does not plan to raise capital by the issuance of shares in the near future. The projects which the Company anticipates will require capital resources in fiscal 2002 include the merger in Nicaragua and the expansion of the casino at the El Panama Hotel in Panama City.

As of March 31, 2002, the Company had outstanding director and employee share options exercisable for up to 2,609,551 common shares at prices ranging from CDN$0.32 to CDN$1.85 per share. If all share options are exercised, to which no assurance can be given, 2,609,551 common shares would be issued generating proceeds of CDN$1,801,000.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

Unaudited Interim Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	March 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 1,008	$ 1,494
Accounts receivable	1,893	2,285
Inventories	319	212
Prepaid expenses	254	183
Current portion of amounts receivable	9	9
	3,483	4,183
Restricted cash	709	660
Amounts receivable	1,578	1,588
Investments in and advances to associated companies	1,001	856
Capital assets	5,295	5,003
Other assets	1,569	1,509
	$ 13,635	$ 13,799
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 4,281	$ 4,362
Income taxes payable	1,075	1,073
Current portion of capital lease obligations	98	90
Current portion of loans payable	1,677	1,739
	7,131	7,264
Capital lease obligations	10	22
Loans payable	4,035	4,274
Non-controlling interest	209	207
Deferred gains & other liabilities	343	203
Future income taxes	848	796
	12,576	12,766
Shareholders' equity:		
Share capital	21,094	21,089
Deficit	(19,595)	(19,645)
Foreign exchange adjustment	(440)	(411)
	1,059	1,033
	$ 13,635	$ 13,799

See accompanying notes to unaudited interim consolidated financial statements.

Approved on behalf of the Board:

Jack R Mitchell Director

[signature] Director

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

Unaudited Interim Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars)

Three months ended March 31, 2002 and 2001

	2002	2001
Revenues:		
Gaming operations	$ 4,450	$ 3,959
Costs and expenses:		
Gaming operations	1,699	1,666
General and administrative	1,753	1,695
Depreciation and amortization	384	307
Financing costs	286	242
Equity (gain) loss in associated companies	(25)	117
	4,097	4,027
Income before income taxes	353	(68)
Income taxes:		
Current	251	325
Future	52	56
	303	381
Net income (loss)	50	(449)
Deficit, beginning of period	(19,645)	(16,565)
Deficit, end of period	$ (19,595)	$ (17,014)
Basic and fully diluted earnings (loss) per common share		
Net earnings	$ 0.00	$ (0.02)

See accompanying notes to unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Three months ended March 31, 2002 and 2001

	2002	2001
Cash provided by (applied to):		
Operations:		
Net income (loss) from continuing operations	$ 50	$ (449)
Items not involving cash:		
Depreciation and amortization	384	307
Equity (gain) loss in associated companies	(25)	117
Future income taxes	52	56
Other	206	-
Net change in non-cash working capital items:		
Accounts receivable	265	402
Inventories and prepaid expenses	(179)	(300)
Accounts payable and accrued liabilities	122	148
Income taxes payable	44	15
Continuing operations	919	296
Discontinued operations (note 3)	(18)	(17)
	901	279
Investing:		
Loans receivable, net	(31)	31
Expenditures on capital assets	(793)	(396)
Investment in and advances to associated companies	(262)	28
(Increase) decrease in restricted cash	(49)	8
	(1,135)	(329)
Financing:		
Net proceeds from issuance of common shares	5	28
Loans payable	296	764
Repayment of loans and leases payable	(553)	(630)
	(252)	162
Increase (decrease) in cash and cash equivalents	(486)	112
Cash and cash equivalents, beginning of period	1,494	933
Cash and cash equivalents, end of period	$ 1,008	$ 1,045
Supplementary information:		
Interest paid	$	$ 204
Income taxes paid		354

See accompanying notes to unaudited interim consolidated financial statements.

(Expressed in United States dollars)
(Tabular amounts are expressed in thousands of dollars except per share amounts)

1. Significant accounting policies:

These unaudited interim consolidated financial statements include the accounts of International Thunderbird Gaming Corporation (the "Company") and its wholly-owned subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's audited annual consolidated financial statements as at and for the year ended December 31, 2000, except for the revised earnings per share standard which changed subsequent to that date, as detailed below.

2. Accounting policy change:

Effective January 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") revised handbook section 3500 on earnings per share. This revised standard is mandatory for fiscal years beginning on or after January 1, 2001, and has been given retroactive application. All comparative financial statements have been restated to reflect this change in policy.

Under this revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options issued. The adoption of the revised standard resulted in no changes to the previously reported amounts for basic and fully diluted earnings per share. In addition, this revised standard requires that a reconciliation of the numerator and denominator for both basic and diluted earnings per share computations be disclosed, as follows:

	March 31, 2002	March 31, 2001
Net income (loss) reported	$ 50	$ (449)
Weighted average number of common shares outstanding	23,856,737	23,316,110
Effect of dilutive stock options	152,910	1,249,947
Weighted average number of diluted common shares outstanding	24,009,647	24,566,057
Basic earnings per share	$ 0.00	$ (0.02)
Fully diluted earnings per share	$ 0.00	$ (0.02)

3. Discontinued operations:

During the year ended December 31, 2000, the Company discontinued the operations of its gaming products business. This operation consisted primarily of the gaming and commercial signage and display businesses, operated through Calsino, Inc. and the sale of gaming machines and the distribution of card shufflers in the United States and Central America.

The assets of Calsino, Inc. were sold to a third party on September 30, 2000, for proceeds of approximately $266,000, consisting of a note receivable, bearing interest at 15%, with quarterly payments of $20,000 beginning April 15, 2001 and maturing January 15, 2006. The note is secured by an interest in certain assets. The distribution rights to the Quick Draw Shuffler, acquired in 1999, were converted to a royalty interest whereby the Company will receive $500 per machine sold in the United States by the manufacturer.

The amounts included in the balance sheet as at March 31, 2002 relating to the discontinued operations are as follows:

Amounts receivable	408
Accounts payable	(22)
Capital lease obligations	(15)
Loans payable	(43)
	$ 328

Revenue and expenses of the gaming products discontinued operations for the three months ended March 31 were as follows:

	2002	2001
Sales	$ –	$ –
Cost of sales and general and administrative expenses	–	–
Depreciation and amortization	–	–
Gain on disposal of assets	–	–
	–	–
Income (loss) before income taxes	–	–
Income taxes	–	–
Income (loss) for the period	$ –	$ –

3. **Discontinued operations (continued):**

The cash provided by (used for) discontinued operations for the three months ended March 31 was as follows:

	2002	2001
Income (loss) from discontinued operations	$ –	$ –
Accounts payable and accrued liabilities	(9)	(9)
Repayment of leases and loans payable	(9)	(8)
	$ (18)	$ (17)

4. **Segmented information:**

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments, excluding the revenue and expenses from the discontinued operations disclosed in note 3.

Three months ended March 31, 2002	Panama gaming	Guatemala video lottery	California gaming	Nicaragua	Corporate and other	Total
External revenue	$ 3,536	$ 386	$–	$516	$12	$4,450
Depreciation and amortization	241	65	–	22	56	384
Gain (loss) on disposal of capital assets	1	–	–	–	–	1
Income tax expense	279	19	–	5	–	303
Net income (loss)	475	211	–	(22)	(614)	50
Segment assets	6,746	1,759	–	689	4,033	13,227

Three months ended March 31, 2001	Panama gaming	Guatemala video lottery	California gaming	Nicaragua	Corporate and other	Total
External revenue	$ 3,448	$ 426	$ 22	$ 44	$ 19	$3,959
Depreciation and amortization	202	69	–	5	31	307
Gain (loss) on disposal of capital assets	(3)	–	–	–	–	(3)
Income tax expense	288	90	–	–	3	381
Net income (loss)	521	205	22	(358)	(839)	(449)
Segment assets	7,871	2,022	626	633	2,542	13,694

4. **Segmented information (continued):**

Geographic information as at March 31, 2002:

	Panama	Guatemala	Nicaragua	USA	Other	Total
Revenue	$ 3,536	$ 386	$ 516	$ 12	$ -	$ 4,450
Capital assets	4,233	321	451	290	-	5,295

Geographic information as at March 31, 2001:

	Panama	Guatemala	Nicaragua	USA	Other	Total
Revenue	$ 3,448	$ 426	$ 44	$ 22	$ 19	$ 3,959
Capital assets	3,046	644	408	144	31	4,273

5. **Subsequent events:**

Settlement with California Indian Tribe: The Company settled a lawsuit against a California Tribe. The terms of the settlement included a payment by the tribe of $500,000, which was received in April 2001, and receipt by the Company of 404 gaming machines in May 2001. The cash settlement will be recorded against "Current portion of amounts receivable" in April 2001.

MRG Loan Agreement: The Company has entered into a loan agreement with Management Resources Group, LLC ("MRG"), based in Shawnee, Kansas. Proceeds of $1.3 million were received in May 2001. The loan carries an annual interest rate of 14% for three years. The funds will be used for working capital, and market development activities. The loan can be converted, at MRG's option, into 2,019,692 shares of the Company's stock at US$0.65 per share. The Company may force the conversion if the shares trade at US$4.00 or above for 20 consecutive business days.

6. **Comparative figures:**

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

CORPORATE OFFICE
16885 West Bernardo Drive, Suite 100
San Diego, California 92127
USA
Tel: (858) 451-3637
Fax: (858) 451-1169

THUNDERBIRD PANAMA
Calle 51 y Aquilino de la Guardia
Panama City, Panama
Republic of Panama
Tel: (507) 269-0691
Fax: (507) 269-3345

THUNDERBIRD VENEZUELA
Avenida las Americas
Torre Loreto, P.H.
Puerto Ordaz, Estado Bolivar
Venezuela

THUNDERBIRD DE GUATEMALA S.A.
14 Calle 3-51 Zona
Edificio Murano Center
Nivel 6 Oficina 603
Guatemala City, Guatemala
Central America
Tel: (502) 366-6096
Fax: (502) 366-6074

THUNDERBIRD NICARAGUA
Hotel Intercontinental Managua
Octava Calle Suroeste No. 101
P.O. Box 3278
Managua, Nicaragua

TRANSFER AGENT
Pacific Corporate Trust Co.
625 Howe Street, 10th Floor
Vancouver, BC V6C 3B8
Canada

AUDITORS
KPMG
777 Dunsmuir Street
Vancouver, BC V6X 1K9
Canada

DIRECTORS
Jack R. Mitchell
San Diego, California
Albert W. Atallah
San Diego, California
David Michelson
San Diego, California
Jorge Montano
Mexico City, Mexico

OFFICERS
Jack R. Mitchell, President & CEO
Clay Hardin, VP, Gaming Operations
David Michelson, Corporate Secretary

CAPITALIZATION
Common Shares Issued:
23,515,868 (as of April 8, 2002)

SHARES LISTED
Toronto Stock Exchange
Common Stock Symbol: INB

REGISTERED AND RECORD OFFICE FOR SERVICE IN YUKON
Preston, Willis & Lackowicz
Suite 300 – 204 Black St.
Whitehorse, Yukon Y1A 2M9
Canada

WEBSITE
www.thunderbirdgaming.com